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                            February 4, 2021

       Lisa Nelson
       Chief Executive Officer and President
       CBD Life Sciences Inc.
       10855 North 116th Street, Suite 115
       Scottsdale, Arizona 85259

                                                        Re: CBD Life Sciences
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 4
                                                            Filed January 22,
2021
                                                            File No. 024-11005

       Dear Ms. Nelson:

                We have reviewed your amendment and have the following comment. Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments.

       Post-Qualification Amendment to Form 1-A filed January 22, 2021

       Part II and III
       Preliminary Offering Circular dated January 21, 2021
       Executive Compensation, page 42

   1. Revise the executive compensation disclosure to provide information for your last completed fiscal year.
Refer to Item 11(a) of Form 1-A.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lisa Nelson
CBD Life Sciences Inc.
February 4, 2021
Page 2

       Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any questions.



                                                        Sincerely,
FirstName LastNameLisa Nelson
                                                        Division of Corporation
Finance
Comapany NameCBD Life Sciences Inc.
                                                        Office of Life Sciences
February 4, 2021 Page 2
cc:       Brian Higley, Esq.
FirstName LastName